                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934



                                  PhyCor, Inc.
               --------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
               --------------------------------------------------
                         (Title of Class of Securities)


                                    71940F10
               --------------------------------------------------
                      (CUSIP Number of Class of Securities)


                               Patrick T. Hackett
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  March 8, 1999
               --------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D



--------------------                                          -----------------
CUSIP No.   71940F10                                          Page 2 of 10 Pages
--------------------                                          -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.               I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                7,387,000
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                7,387,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,387,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



--------------------                                          -----------------
CUSIP No.   71940F10                                          Page 3 of 10 Pages
--------------------                                          -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                7,488,387
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                7,488,387
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,488,387
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



--------------------                                          -----------------
CUSIP No.   71940F10                                          Page 4 of 10 Pages
--------------------                                          -----------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC                      I.D. #13-3536050
---------- ---------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
---------- ---------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                7,387,000
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                7,387,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           7,387,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.7%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 3 amends the Schedule 13D filed on December 28, 1998 (the "Initial Filing"), as amended by Amendment No. 1 to the Schedule 13D filed on January 4, 1999 and Amendment No. 2 to the Schedule 13D filed on January 13, 1999 (collectively with the Initial Filing, the "Schedule 13D"), on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Initial Filing.

     Item 3
     ------
     Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     The total amount of funds required by WPEP to purchase the Common Stock was $42,809,067, and was furnished from the working capital of WPEP.

     Item 4
     ------
     Item 4 of the Schedule 13D is hereby amended by adding the following:



                               Page 5 of 10 Pages

     On March 8, 1999, WPEP entered into an agreement with the Company (the "Standstill Agreement") pursuant to which the Company confirmed that its Board of Directors (the "Board") had taken all actions necessary to approve (as contemplated by Tenn. Code. Ann. Section 48-103-205, as in effect on March 8,
1999), subject to the terms of the Standstill Agreement, the acquisition by WPEP or certain related partnerships (collectively, "Warburg") of up to 14.99% of the outstanding shares of Common Stock, including any shares of Common Stock beneficially owned by Warburg as of March 8, 1999.

     Under the Standstill Agreement, Warburg and WP, the sole general partner of Warburg, agree that, for a period of two years from March 8, 1999, neither Warburg nor any entity as to which Warburg is the beneficial owner of 50% or more of the voting securities or as to which Warburg has the right to appoint the majority of the directors or persons exercising similar authority, will, directly or indirectly, and WP will not, for its own account, without the prior written consent of the Board: (a) acquire any voting securities or direct or indirect rights to acquire any voting securities of the Company in excess of 14.99% of number of shares of Common Stock then outstanding; (b) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the rules under the Exchange Act), or seek to advise or influence any person or entity with respect to the voting of any voting



                               Page 6 of 10 Pages
securities of the Company; (c) make any public announcement with respect to any transaction or proposed or contemplated transaction between the Company or any of its security holders and Warburg, including, without limitation, any tender or exchange offer, merger or other business combination or acquisition of a material portion of the assets of the Company; or (d) disclose any intention, plan or arrangement regarding any of the matters referred to in clauses (a), (b) or (c). The foregoing summary of the Standstill Agreement is qualified in its entirety by reference to the Standstill Agreement, a copy of which is set forth as Exhibit 2 and is incorporated herein by reference.

     Item 5
     ------
     Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     As of March 8, 1999, WPEP and EMW beneficially owned 7,387,000 shares of Common Stock. As of March 8, 1999, WP beneficially owned 7,488,387 shares of Common Stock. Of the shares beneficially owned by WP, 101,387 are shares held by advisory accounts managed by Warburg Pincus Asset Management, Inc. ("WPAM") on a discretionary basis. WPAM is controlled by WP. These shares were received as distributions to certain investment advisory accounts from unaffiliated entities in which such accounts were invested. By reason of their respective relationships with WPEP, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock



                               Page 7 of 10 Pages
which WPEP beneficially owns. As of March 8, 1999, 7,387,000 shares of Common Stock represented approximately 9.7% of the outstanding shares of Common Stock, based on the 76,154,048 shares of Common Stock outstanding as of November 13, 1998, as reported by the Company in their Quarterly Report on Form 10-Q for the quarter ended September 30, 1998. As of March 8, 1999, the 7,488,387 of Common Stock beneficially owned by WP represented approximately 9.8% of the outstanding shares of Common Stock.

     Paragraph (b) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     Each of the Reporting Entities has sole power to dispose or to direct the disposition with respect to the 7,387,000 shares and all shares acquired by WPEP. As controlling shareholder of WPAM, WP has the power to dispose or to direct the disposition with respect to the 101,387 shares of Common Stock held by WPAM.

Item 6
------
     Item 6 of the Schedule 13D is hereby amended by adding the following:

     The information set forth in the last two paragraphs of Item 4 is incorporated herein by reference.

Item 7
------
     Item 7 of the Schedule 13D is hereby amended to add the following:



                               Page 8 of 10 Pages

     2. Standstill Agreement, dated March 8, 1999, between WPEP and the Company.

Schedule I hereto sets forth a list of open market purchases of Common Stock made by the Reporting Entities not previously reported.



                                  9 of 10 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: March 8, 1999                    WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner


                                        By: /s/ Reuben S. Leibowitz
                                            ---------------------------
                                            Reuben S. Leibowitz
                                            Partner


Dated: March 8, 1999                    WARBURG, PINCUS & CO.


                                        By: /s/ Reuben S. Leibowitz
                                            ---------------------------
                                            Reuben S. Leibowitz
                                            Partner


Dated: March 8, 1999                    E.M. WARBURG, PINCUS & CO., LLC


                                        By: /s/ Reuben S. Leibowitz
                                            ---------------------------
                                            Reuben S. Leibowitz
                                            Member



                                 10 of 10 Pages


                                   Schedule I


                      Recent Purchases of the Common Stock
                                 of PhyCor, Inc.

Name of           Number of                    Price Per               Date
Purchaser         Shares Purchased             Share                   of Trade
---------         ----------------             -----                   --------
WPEP              25,000                       $7.5000                 1/13/99

WPEP              150,000                      $7.0625                 1/29/99

                                  EXHIBIT INDEX

Exhibit             Title
-------             -----

Exhibit 99          Standstill Agreement